SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Plan Sponsor

CACI $MART Plan

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 25, 2009

CACI $MART Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$24,903	$18,461
Investments, at fair value	397,053,607	503,072,824
Receivables:
Contributions receivable—employer	1,554,276	4,211,982
Contributions receivable—employee	5,039,826	4,866,844

Total receivables	6,594,102	9,078,826

Net assets available for benefits, at fair value	403,672,612	512,170,111

Adjustment from fair value to contract value for fully benefit responsive investment contracts	477,153	(233,698)

Net assets available for benefits	$404,149,765	$511,936,413

See accompanying notes.

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31
	2008	2007
Additions to net assets attributed to:
Participant contributions	$64,836,220	$54,961,550
Employer contributions	20,830,769	16,930,240
Rollover contributions	6,994,400	10,947,209

Total additions	92,661,389	82,838,999

Deductions from net assets attributed to:
Benefits paid to participants	41,322,967	47,582,425
Administrative expenses	79,966	36,518

Total deductions	41,402,933	47,618,943

Investment (loss) income:
Interest and dividends	16,173,579	26,845,772
Net depreciation in fair value of investments	(175,218,683)	(1,594,943)

Total investment (loss) income	(159,045,104)	25,250,829

Net (decrease) increase	(107,786,648)	60,470,885

Net assets available for benefits:
Beginning of year	511,936,413	451,465,528

End of year	$404,149,765	$511,936,413

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Matching 401(k) and any profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

Eligibility

Substantially all employees of the Plan Sponsor who are United States citizens, regardless of age, are eligible to participate.

Contributions

Effective on their date of hire, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3 percent of their compensation is deferred and contributed to the Plan. At each anniversary, the contribution increases by 1 percent up to 6 percent, unless otherwise elected by the employee.

Through December 31, 2004, participants were permitted to defer up to 25 percent of their compensation but not more than the maximum, as indexed annually by Internal Revenue Service (IRS) regulations. Effective January 1, 2005 participants could elect to defer up to 75 percent of their annual pre-tax compensation subject to the IRS maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company makes matching contributions in an amount equal to 50 percent of the first 6 percent of pre-tax compensation deferred by participants in each payroll period, subject to federal limits. The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results. There were no discretionary profit-sharing contributions during the years ended December 31, 2008 and 2007.

Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Prior to January 1, 2004, participants became 100 percent vested after five years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants became 100 percent vested in Company matching and profit-sharing contributions after three years of continuous service.

Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts (continued)

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan, or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During the years ended December 31, 2008 and 2007, the Plan funded administrative expenses of $79,966 and $36,518, respectively. The Plan Sponsor paid all other administrative expenses.

Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50 percent of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Effective January 1, 2002, participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the repayment of the loan may be over a reasonable period of time that may exceed five years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans (continued)

Interest is charged over the term of the loan at the prime rate plus 1 percent based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution include installment or lump sum cash payments. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

The Plan’s investments are generally reported at fair value.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The shares of registered investment companies are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The T. Rowe Price Stable Value Common Trust Fund (SVF) is a common collective trust that has underlying investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). This fund carries its investments at contract value. The fair value of GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. For assets other than GICs, including securities underlying SICs, fair value generally is based on the closing market price on a national security exchange on the last business day of the Plan year. The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on a trade basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Forfeitures

Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $1,154,361 and $1,138,194 during the years ended December 31, 2008 and 2007, respectively, by the offset of available forfeited balances. At December 31, 2008 and 2007, forfeited non-vested account balances available to offset future Company contributions totaled $132,102 and $273,915, respectively.

Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.

3. Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements, and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
(in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$308,078,968	$—	$—	$308,078,968
Common stock	28,452,425	—	—	28,452,425
Participant-directed brokerage accounts	1,028,101	—	—	1,028,101
Common/collective trust funds	—	50,901,445	—	50,901,445
Participant loans	—	—	8,592,668	8,592,668

Total investments measured at fair value	$337,559,494	$50,901,445	$8,592,668	$397,053,607

The Plan’s valuation methodology used to measure the fair values of money market funds, U.S. government securities and other, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The participant loans above, all of which mature by December 31, 2029, are secured by vested account balances of borrowing participants and are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. The valuation techniques used to measure fair value of common/collective trust funds are as described previously.

CACI $MART Plan

Notes to Financial Statements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
(in thousands)	Participant Loans
Balance as of January 1, 2008	$7,592,781
Issuances, repayments and settlements, net	999,887

Balance as of December 31, 2008	$8,592,668

4. Investments

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
T. Rowe Price Stable Value Common Trust Fund (stated at contract value)	$50,901,445	$39,306,575
CACI International Inc Common Stock	28,452,425	28,181,582
PIMCO Total Return Instl	28,085,832	*
T. Rowe Price Retirement 2025 Fund	21,728,523	28,815,509
T. Rowe Price Retirement 2020 Fund	21,661,158	27,836,036
T. Rowe Price Retirement 2030 Fund	21,456,181	26,705,136
T. Rowe Price Blue Chip Growth Fund	20,456,016	34,618,449
T. Rowe Price International Stock Fund	*	35,577,734
T. Rowe Price Retirement 2040 Fund	*	25,213,050

*	Represents less than 5 percent of the Plan’s assets

During 2008 and 2007, the Plan’s investments, including investments bought and sold, as well as held during each year, (depreciated) appreciated in value as follows:

	2008	2007
Mutual funds, common trusts, and participant-directed brokerage accounts	$(175,447,888)	$5,903,845
CACI International Inc common stock	229,205	(7,498,788)

	$(175,218,683)	$(1,594,943)

CACI $MART Plan

Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100 percent vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7. Parties-In-Interest

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under United States generally accepted accounting principles, and thus are not reflected in the accompanying financial statements. Additionally, the accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reported in the financial statements, to those as reported in the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$404,149,765	$511,936,413
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(477,153)	233,698
Less amounts allocated to withdrawing participants	(74,229)	(82,180)

Net assets available for benefits per the Form 5500	$403,598,383	$512,087,931

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2008 and 2007, as reported in the financial statements, to those as reported in the Form 5500:

	2008	2007
Benefits paid to participants as reported in the financial statements	$41,322,967	$47,582,425
Add amounts allocated to withdrawing participants at end of year	74,229	82,180
Less amounts allocated to withdrawing participants at beginning of year	(82,180)	(37,970)

Benefits paid as reported in the Form 5500	$41,315,016	$47,626,635

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(107,786,648)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2008	(477,153)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts December 31, 2007	(233,698)
Less amounts allocated to withdrawing participants at end of year	(74,229)
Add amounts allocated to withdrawing participants at beginning of year	82,180

Net decrease in assets available for benefits per the Form 5500	$(108,489,548)

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
	Franklin Small-Mid Cap Growth ADV	Mutual Fund		$11,458,775
	Harris Large Cap Value Fund	Mutual Fund		1,416,088
	Janus Fund	Mutual Fund		5,122,769
	PIMCO Total Return Instl	Mutual Fund		28,085,832
*	T. Rowe Price Allianz OPCAP Renaissance A	Mutual Fund		4,285,671
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund		20,456,016
*	T. Rowe Price Financial Services Fund	Mutual Fund		4,713,789
*	T. Rowe Price Health Sciences Fund	Mutual Fund		11,986,137
*	T. Rowe Price International Stock Fund	Mutual Fund		18,715,347
*	T. Rowe Price Media & Telecommunication	Mutual Fund		12,542,887
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund		4,100,947
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund		18,746,768
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund		19,048,182
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund		21,661,158
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund		21,728,523
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund		21,456,181
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund		14,327,558
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund		19,539,918
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund		5,565,589
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund		864,100
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund		334,795
*	T. Rowe Price Retirement Income Fund	Mutual Fund		3,477,045
*	T. Rowe Price Science & Technology Fund	Mutual Fund		3,496,590
*	T. Rowe Price Small-Cap Stock Fund	Mutual Fund		15,194,693
*	T. Rowe Price Value Fund	Mutual Fund		7,065,052
*	T. Rowe Price Stable Value Common Trust Fund	Common Trust		50,901,445
	Vanguard Institutional Index	Mutual Fund		12,688,558
*	CACI International Inc	Common Stock		28,452,425
*	Plan Participants	Participant loans (maturing 2009 to 2029 with interest rates of 4.0%-10.5%)		8,592,668
*	Tradelink Investments (1)	Participant-Directed Brokerage Accounts		1,028,101

	Total Investments			$397,053,607

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.
(1)	Certain investments in the Tradelink Investments account are issued by a party-in-interest to the plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 25, 2009	By:	/s/ Gail Forrest
Gail Forrest
Senior Vice President,
Administrative Services